

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Jeffrey J. Carfora
Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

      Re: Peapack-Gladstone Financial Corporation
           Registration Statement on Form S-4
           Filed January 12, 2021
           File No. 333-252046

Dear Mr. Carfora:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance